UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2013 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Fin

ancial Statements, as of 12/31/2012 (BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	01/31/2013
Banco Santander Individual Publication - BRGAAP	01/31/2013

Annual and Consolidated Financial Statements, as of 12/31/2012 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/30/2013

Standardized Financial Statements (DFP), as of 12/31/2012 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/31/2013

Standardized Financial Statements (DFP), as of 12/31/2012 – IFRS Banco Santander – Consolidated

EVENT	DATE
Submission to BM&F Bovespa and CVM	03/30/2013

Cash proceeds in the allocation of the result for fiscal year of 2012* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/28/2012	400,000,000	Gross R$ 0.960000960	Gross R$ 1.056001060	Gross R$ 105.600105800	8/29/2012
Intermediary dividends	06/27/2012	490,000,000	Gross R$ 1.176335400	Gross R$ 1.293968940	Gross R$ 129.396894000	8/29/2012
Interim dividends	06/27/2012	410,000,000	Gross R$ 0.984280640	Gross R$ 1.082708700	Gross R$ 108.270870200	8/29/2012
Interest on Equity	06/27/2012	170,000,000	Gross R$ 0.408116360	Gross R$ 0.448928000	Gross R$ 44.892799800	8/29/2012
Intermediary dividends	09/26/2012	350,000,000	Gross R$ 0.840247828	Gross R$ 0.924272611	Gross R$ 92.42726109	2/26/2013
Interest on Equity	12/19/2012	450,000,000	Gross R$ 1,080363200	Gross R$ 1,188399520	Gross R$ 118,839951964	2/26/2013
Intermediary dividends	12/19/2012	250,000,000	Gross R$ 0,6002017776	Gross R$0,6602219554	Gross R$ 66,0221955380	2/26/2013

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2013.

Cash proceeds in the allocation of the result for fiscal year of 2013 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day From
			ON	PN	UNIT

Reference Form as of current year

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2013

Annual Information – 20F, as of 12/31/2012

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	03/30/2013

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter	04/25/2013
Referring to 2nd quarter	07/30/2013
Referring to 3rd quarter	10/24/2013

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/25/2013
- Referring to 2nd quarter	07/30/2013
- Referring to 3rd quarter	10/24/2013

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – January 16th, 17th and 18th, 2013 Valor Econômico – January 16th, 17th and 18th, 2013
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	01/15/2013
General Shareholders’ Meeting	02/15/2013
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/15/2013

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – April 01st, 02nd and 03rd, 2013 Valor Econômico – April 01st, 02nd and 03rd, 2013
Submission of the Call Notice to BM&F Bovespa, CVM and accessible to stockholders accompanied by the Administrative Proposal.	March 28th, 2013
Annual and General Shareholders’ Meeting	04/30/2013
Submission of the Minutes of the Annual and General Shareholders’ Meeting to BM&F Bovespa, CVM and accessible to stockholders	04/30/2013

Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting	01/30/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/30/2013
EVENT	DATE
Board of Directors’ Meeting	02/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	02/27/2013
EVENT	DATE
Board of Directors’ Meeting	03/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/27/2013
EVENT	DATE
Board of Directors’ Meeting	04/24/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/24/2013
EVENT	DATE
Board of Directors’ Meeting	05/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/28/2013
EVENT	DATE
Board of Directors’ Meeting	06/26/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/26/2013
EVENT	DATE
Board of Directors’ Meeting	07/29/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/29/2013
EVENT	DATE
Board of Directors’ Meeting	08/28/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	08/28/2013
EVENT	DATE
Board of Directors’ Meeting	09/25/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	09/25/2013
EVENT	DATE
Board of Directors’ Meeting	10/23/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	10/23/2013
EVENT	DATE
Board of Directors’ Meeting	11/27/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	11/27/2013
EVENT	DATE
Board of Directors’ Meeting.	12/18/2013
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	12/18/2013

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2012	From 01/16/2013 to 01/30/2013
- Referring to 1st quarter of 2013	From 04/10/2013 to 04/24/2013
- Referring to 2nd quarter of 2013	From 07/15/2013 to 07/29/2013
- Referring to 3rd quarter of 2013	From 10/09/2013 to 10/23/2013

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2012	01/31/2013
- Referring to 1st quarter of 2013	04/25/2013
- Referring to 2nd quarter of 2013	07/30/2013
- Referring to 3rd quarter of 2013	10/24/2013

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/27/2013 – São Paulo – SP (Brazil) Santander Tower Avenue Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A Time: 3:00 p.m. (Brasilia’s Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 23, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer